FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated September 19, 2006 (“Airtel and RIM Introduce the BlackBerry 7130g in India")

News Release dated September 20, 2006 (“Sprint and RIM Introduce BlackBerry 8703e Featuring Sprint Mobile Broadband and GPS Capability")

Page No 3 4

Document 1

September 19, 2006

FOR IMMEDIATE RELEASE

Airtel and RIM Introduce the BlackBerry 7130g in India

Delhi, India and Waterloo, ON — Airtel, India’s leading mobile services provider, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) announced plans to launch the BlackBerry® 7130g handset in India later this month.

Working on EDGE and GPRS networks, the new BlackBerry 7130g allows users to stay connected to both work and life with support for push-based email, phone, text messaging, browser, organizer and other mobile applications.

The quad-band BlackBerry 7130g comes with a powerful processor and 64 MB of flash memory, providing users a fast and responsive experience when browsing the Internet, viewing attachments or running other mobile applications. “We have always believed in bringing more choices to suit our customers’ requirements. This quad-band EDGE-enabled BlackBerry 7130g will undoubtedly appeal to Airtel’s customers who seek a more phone-centric device that brings the BlackBerry advantage,” Sanjay Kapoor, Joint President, Mobile Services, Bharti Airtel Limited said.

“The new BlackBerry 7130g is an exciting addition to the BlackBerry portfolio in India,” said Norm Lo, Vice President of Asia Pacific at RIM. “Together with the comprehensive and powerful BlackBerry platform, the BlackBerry 7130g delivers an all-in-one solution with a unique user experience.” The BlackBerry 7130g includes premium phone features including dedicated phone keys, smart dialing, conference calling, speed dial, call forwarding, speakerphone and Bluetooth® support for wireless headsets and car kits. The handset’s bright and high-resolution color LCD screen features an intelligent light sensing technology that automatically adjusts both the display and keyboard lighting levels to provide an optimised view in outdoor, indoor and dark environments. In addition, the BlackBerry 7130g incorporates RIM’s innovative SureType™ keyboard technology, which merges a phone keypad with a familiar QWERTY keyboard to enable a narrower design while allowing users to type quickly and accurately.

For corporate customers, BlackBerry® Enterprise Server software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry® Internet Service allows users to access up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

A large and growing ecosystem of independent software vendors (ISVs) has developed a variety of applications for BlackBerry in areas including entertainment, games, ring tones and personalization. In addition, for corporate customers with BlackBerry Enterprise Server, third-party mobile business solutions are available for sales force automation, field service automation, network and systems management, and much more.

About Bharti Tele-Ventures

Bharti Airtel is the proposed new name of Bharti Tele-Ventures. This new name is subject to legal and regulatory approval. Bharti Tele-Ventures is one of India’s leading private sector providers of telecommunications services with an aggregate of over 19.74 million customers as of end of February ‘06, consisting of more than 18.45 million mobile customers. The company is the only operator to provide mobile services in all the 23 circles in India. The company also provides telephone services and Internet access over DSL in 15 circles. The company complements its mobile, broadband & telephone services with national and international long distance services. The company also has a submarine cable landing station at Chennai, which connects the submarine cable connecting Chennai and Singapore. The company is a part of the consortium, which jointly owns and has developed the next generation undersea cable system SEA-ME-WE-4. The company provides reliable end-to-end data and enterprise services to the corporate customers by leveraging its nationwide fiber optic backbone, last mile connectivity in fixed-line and mobile circles, VSATs, ISP and international bandwidth access through the gateways and landing station. For more information, visit www.bhartiteleventures.com

About Research In Motion (RIM)

Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

News Release
Sprint Nextel
6220 Sprint Parkway
Overland Park, KS 66251

Media Contacts:
Jackie Bostick, Sprint, 913-794-3045
Jackie.a.bostick@sprint.com

Amy Schiska-Lombard, Sprint, 913-794-2947
amy.k.schiska@sprint.com

Marisa Conway, Brodeur (for RIM), 212-771-3639
mconway@brodeur.com

Investor Contact for RIM:
RIM Investor Relations, 519-888-7465
investor_relations@rim.com

SPRINT AND RIM INTRODUCE BLACKBERRY 8703e FEATURING SPRINT MOBILE BROADBAND AND GPS CAPABILITY

Sprint gives customers the power to do more in more places on the nation’s largest mobile broadband network

RESTON, Va., and WATERLOO, ON. — Sept. 20, 2006 — Sprint (NYSE: S) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry® 8703e from Sprint with updated features, including EV-DO support and Global Positioning Satellite (GPS) capability in a sleek and light design. The BlackBerry 8703e is the latest BlackBerry handset offered by Sprint that is capable of taking advantage of broadband-like speeds provided by the Sprint Power VisionSM Network(1) — the nation’s largest mobile broadband network covering more than 157 million people in 216 major metropolitan areas as well as 486 airports across the nation. The BlackBerry 8703e enhances productivity, extends the workplace, and provides Sprint customers flexibility for managing life on the go.

“Sprint is providing mobile professionals the ability to leverage every available moment, by making those available moments more productive,” said Danny Bowman, vice president of product marketing for Sprint. “Mobile professionals, as well as working families, are looking for ways to stay in touch, and a mobile handset like the BlackBerry 8703e can give them the peace of mind and flexibility they are looking for so that they can continue to be productive and do what they want, when they want.”

-more-

BlackBerry 8703e powered by Sprint

The BlackBerry 8703e provides complete BlackBerry functionality at broadband-like speeds (average download speeds of 400-700kpbs and up to 2Mbps peak speeds(2) to deliver a dynamic, highly responsive experience when downloading attachments and graphics, browsing the Web and running wireless applications It can also be used as a tethered modem in conjunction with a laptop for high-speed Internet and data application access anywhere Sprint has Power Vision Network coverage.

The BlackBerry 8703e includes integrated GPS (assisted-GPS) enabled through Sprint to deliver support for popular location-based services to mobile users, such as turn-by-turn driving directions to any address, anywhere on the Nationwide Sprint PCS Network.

With additional key features like email, phone, browser, organizer, Bluetooth® wireless technology, speakerphone, high-resolution color display and full QWERTY keyboard the BlackBerry 8703e is designed to provide customers with a rich phone and messaging experience in an all-in-one, stylish device.

Key features include:

o     Sprint Mobile Broadband enabled on the Sprint Power Vision Network, the nation's largest mobile broadband network
o     Fast Web browsing, application performance and attachment viewing
o     GPS-enabled to support location-based services
o     BlackBerry "push" technology
o     Phone-as-modem capability
o     Bluetooth® wireless technology headset and car kit support
o     High-resolution color LCD screen, automatically adjusts lighting for indoor and outdoor viewing
o     Complete, high-end phone features including speakerphone, dedicated "send," "end" and "mute" keys, plus user-definable "convenience" keys
o     Bluetooth® 2.0 to support wireless headsets and car kits
o     64MB of flash memory to store and run powerful enterprise, personal productivity and game applications
o     Integrated attachment viewing for popular file formats

“The BlackBerry 8703e running on the Sprint Power Vision Network is a high-performance productivity tool. It is easy to use, yet provides industry leading functionality and exceptional flexibility for people on the go,” said Larry Conlee, Chief Operating Officer, at RIM.

The BlackBerry 8703e will be available Oct. 1, 2006, through Sprint business and indirect sales channels, at Sprint retail locations, and online at www.sprintbizstore.com for $349.99 with a two-year subscriber agreement. Additional rebates may apply.

Additional information on Sprint Mobile Broadband, including coverage maps showing current and future coverage, Mobile Broadband service plans, and the latest access devices, can be found at http://powervision.sprint.com/mobilebroadband/.

-more-

Customers purchasing the BlackBerry 8703e from Sprint as a replacement for an existing mobile phone are encouraged to donate their current phone to Sprint Project Connect. Donated phones, regardless of make, model or service provider, will be recycled in an environmentally friendly manner or refurbished and resold with proceeds benefiting K-12 education. More information, including a prepaid mailing label, can be found at www.sprint.com/projectconnect.

Sprint Power Vision Network

Sprint operates the nation’s largest mobile broadband network today, reaching over 157 million people, and continues to expand its high-speed network, which is expected to reach 200 million people in the U.S. (both EV-DO Revisions 0 and A) in 220 major metropolitan areas by the end of 2006.

About Sprint Nextel

Sprint Nextel offers a comprehensive range of communications services bringing mobility to consumer, business and government customers. Sprint Nextel is widely recognized for developing, engineering and deploying innovative technologies, including two robust wireless networks offering industry leading mobile data services; instant national and international walkie-talkie capabilities; and an award-winning and global Tier 1 Internet backbone. For more information, visit www.sprint.com.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

(1)     Within EV-DO data wireless service coverage area only. Actual data speeds vary based on network capacity and application design. Backward-compatible with 1xRTT.

(2)     Actual speeds and coverage may vary.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	September 20, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller